05036019

UNITED STATES
[redacted] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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[redacted] AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49463

FA CING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parker Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Summer Street, Sixth Floor
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTA CT IN REGARD TO THIS REPORT

Lorraine Walls (203) 358-4024
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor, (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorraine Walls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Global Investments, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

THERESE RICHARDS
Notary Public
My Commission Expires May 31, 2009

#138255

Lorraine Walls
Signature

Managing Director, CFO
Title

Therese Richards
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Parker Global Investments, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Parker Global Investments, LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 2, 2005

Parker Global Investments, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	8,779
Accounts receivable		2,530
Prepaid expense		3,375
	$	14,684
Liabilities and Member's Equity		
Accounts payable	$	2,024
Member's equity		12,660
	$	14,684

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Parker Global Investments, LLC (the "Company") was organized in the state of Connecticut on August 12, 1997. The Company is organized as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on December 2, 1997. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC ("Parent"). The Company's revenue is primarily derived from providing investment banking services, through its participation in private placement offerings and commissions earned on the sale of private placement products.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statement have been prepared on the accrual basis of accounting.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash includes cash held in an interest bearing bank account.

Income taxes: The Company files a consolidated tax return with its parent company and all items of income and deduction flow through to the members of the Parent. Accordingly, no provision for income taxes has been made in the financial statements.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 2. Related Party Transactions

The Company receives specific administrative services from its Parent at no cost. Under a written expense agreement between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated the Company is not directly or indirectly liable to the Parent for those expenses. The Parent has demonstrated it has adequate resources to pay these expenses. In addition, the Parent has agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirements under Rule 15c3-1 of the Securities and Exchange Commission.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $6,755 and $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1 at December 31, 2004.